June 17, 2011

CONFIDENTIAL

John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities & Exchange Commission
Washington, D.C.  20549

Re:	Paperweight Development Corp.
Appleton Papers Inc.
Form 10-K for Fiscal Year Ended January 1, 2011
Filed March 11, 2011 File No. 333-82084-01 File No. 333-82084

Dear Mr. Reynolds:

This letter is submitted on behalf of Paperweight Development Corp. and Appleton Papers Inc. (collectively “Appleton”) in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) on the above-referenced Form 10-K as set forth in your letter to Appleton dated June 3, 2011.  The Staff’s comments are restated below in bold type, and are followed by Appleton’s response thereto.

Form 10-K for Fiscal Year Ended January 1, 2011

Directors, Executive Officers, page 107

1.
In future filings please disclose for Mr. Richards the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company at the time that the disclosure is made, in light of the company's business and structure. See Item 401(e) of Regulation S-K

Response:

In response to the Staff’s comment, in Appleton’s future filings, Appleton will disclose for Mr. Richards the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Richards should serve as a director for Appleton at the time that the disclosure is made, in light of Appleton’s business and structure.

Executive Compensation, page 111

Market Survey Process, page 112

2.
We note the disclosure on page 112 that you use market survey data, which appears to provide position-based compensation levels across broad industry segments. To the extent that the compensation committee is aware of the identities of the companies that comprise any of the survey data, please confirm that you will identify in future filings the benchmark companies, as required by Item 402(b)(2)(xiv) of Regulation S-K. To the extent the compensation committee is not aware of the identities of the companies in the survey data, confirm that you will clearly state in future filings. Please provide us with proposed draft disclosure.

Response:

In response to the Staff’s comment, in Appleton’s future filings, we will expand the discussion in the CD&A to:  (i) disclose whether or not the compensation committee is aware of the specific identities of the companies in the survey data; and (ii) if the compensation committee is aware of the identities of the benchmarking companies, to identify such companies.

Proposed disclosure in substantially the form set forth below will be included in future filings (new disclosure is underlined):

The Compensation Committee determines competitive market pay by means of market surveys and analyses conducted every other year by nationally recognized, non-employee executive compensation consultants who report to the Compensation Committee. Appleton’s consultants use a broad-based survey of general industry companies with a median revenue of approximately $2 billion (243 participating companies), regressed to Appleton’s revenue size. The specific identity of these companies was not provided to the Compensation Committee.  A second source of proxy data from forty (40) publicly traded companies, including paper and general manufacturers with revenues between $450 million and $7.8 billion (median is $2.3 billion), regressed to Appleton’s revenue size is also used.  These companies, which were identified to the Compensation Committee, consisted of AEP Industries Inc; AptarGroup Inc.; Arctic Cat Inc.; Avery Dennison Corp; Ball Corp; Bemis Co Inc; Briggs&Stratton Corp.; Cenveo Inc.; Crane Co.; Crown Holdings Inc; Donaldson Co Inc.; Ecolab Inc.; H.B. Fuller Co.; Graco Inc.; Graphic Packaging Corp; Kennametal Inc.; Lennox International Inc.; MeadWestvaco Corp; Herman Miller Inc; Modine Manufacturing Co; Myers Industries Inc.; NACCO Industries Inc.; Owens-Illinois Inc.; Packaging Corp Of America; Pactiv Corp; Pentair Inc.; Polaris Industries Inc.; Rock-Tenn Co; Sealed Air Corp; Silgan Holdings Inc; Snap-On Inc; Sonoco Products Co; Teleflex Inc; Temple-Inland Inc.; Toro Co (The); Valmont Industries Inc; Valspar Corp (The); West Pharmaceutical Services Inc.; Winnebago Industries Inc.; and Worthington Industries Inc. This sample was chosen by the compensation consultants because it best represents Appleton’s labor market for executive talent, which is broader than the paper industry, and provides a reasonable sample size that allows Appleton to track changes in the labor market for executive talent.  The two sources produced similar data.

3.
Please disclose in greater detail how market data is used in determining the various elements of compensation. For example and without limitation, we note your disclosure in the last sentence of the first paragraph of page 114 that “[i]ndividual grant levels for named executive officers are determined so that total targeted compensation is competitive with the external market for total compensation.” In future filings please include disclosure regarding how the named executive officers' targeted compensation actually compares to the market compensation data you use. Please provide us with proposed draft disclosure.

Response:

In response to the Staff’s comment, in Appleton’s future filings, we will expand the discussion in the CD&A to include disclosure regarding how the named executive officers’ targeted compensation actually compares to the market compensation.

Proposed disclosure in substantially the form set forth below will be included in future filings (new disclosure is underlined):

Market survey analysis shows that Appleton is competitive with the market across all elements of compensation - base salary, target annual incentive and total compensation (sum of base salary, target annual incentive and target long-term incentive).  With the exception of one position below the 25th percentile, the total compensation for each executive is above the 25th percentile and below the 75th percentile of the survey data.  Although the Compensation Committee considers executive compensation paid at companies included in the market survey, the Committee does not attempt to maintain a specified target percentile within the market to determine executive compensation.

Annual Performance-Based Incentive Plan, page 113

4.
We note your disclosure that the executive's annual performance-based incentive bonus may be increased or decreased by 20% based on the executive's achievement of strategic business objectives established by the CEO at the beginning of the fiscal year. In future filings please provide additional qualitative and quantitative disclosure on these objectives and how individual performance contributed to actual compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K. Please provide us with proposed draft disclosure.

Response:

In response to the Staff’s comment, in Appleton’s future filings, we will expand the discussion in the CD&A to include additional qualitative and quantitative disclosure on these strategic business objectives and how individual performance contributed to actual compensation for the named executive officers.

Proposed disclosure in substantially the form set forth below will be included in future filings (new disclosure is underlined):

For each executive other than the CEO, the CEO has discretion to increase or decrease the executive’s annual performance-based incentive bonus by 20% of the earned incentive without Compensation Committee approval based on the executive’s achievement of strategic business objectives established by the CEO at the beginning of the fiscal year.  These objectives may relate to business unit margin improvement, manufacturing operations performance, new business growth, or leadership competency.  Some of these objectives may be measurable while others may require more judgment and discretion to evaluate. Mr. Willetts received a discretionary bonus amount in accordance with the terms of the annual incentive plan of 20% of the earned incentive as a result of the outstanding EBITDA performance of the Encapsys business unit in 2010 and his efforts in government affairs to remove the Mexican tariffs.

Long Term Performance Cash Plan, page 115

5.
We note that the 2008-2010 performance cycle ended and that no incentive was paid. Clearly disclose in future filings the performance measures used for each performance cycle and how the award will be determined. Please confirm that you will disclose in future filings the targets for the performance cycle once the performance period has ended. In addition, please note that the fact that no incentive was paid does not mean that disclosure of the performance targets is not required. Please provide us with draft disclosure.

Response:

In response to the Staff’s comment, in Appleton’s future filings, we will expand the discussion in the CD&A to disclose:  (i) the performance measures used for each performance cycle and how the award will be determined; and (ii) targets for the performance cycle once the performance period has ended.

Proposed disclosure in substantially the form set forth below will be included in future filings  (new disclosure is underlined):

At, or shortly after, the start of the three-year performance cycle, a target award is established for each participant.  Target awards, based on market competitive values, are expressed as a fixed dollar amount.  The target award was equal to $373,000 for Mr. Richards, $116,000 for Mr. Ferree, and $69,000 for Mr. Willetts and Ms. Macdonald.  At the end of the performance cycle, the resulting award will be determined based upon the Compensation Committee’s evaluation of Appleton’s performance against the pre-established performance measures. For the 2008-2010 performance cycle and the 2009-2011 performance cycle, the resulting award value can range from 50% to 150% of the target award. Performance below the minimum results in zero compensation and overall payments are capped at 150% of target.

The 2008-2010 performance cycle was calculated against equally weighted target metrics of average revenue growth (2.5%) and average return on invested capital (8.5%) over the same period of time.  Actual performance was below the required thresholds of average revenue growth (0.5%) and average return on invested capital (6.0%), thus no incentive will be paid. At the end of 2010, the 2009-2011 performance cycle, which is also calculated against equally weighed target metrics of average revenue growth and average return on invested capital, is estimated to be 0% of target.

Item 13

6.	Please confirm that you will provide the disclosure required by Item 404(b) of Regulation S-K in future filings.

Response:

In response to the Staff’s comment, we confirm that we will provide the disclosure required by Item 404(b) of Regulation S-K in future filings.

Exhibits

7.
We note that Exhibit 4.15, 10.2, 10.5, 10.9.2, 10.10, 10.11, 10.12, 10.13, 10.25.6, and 10.30 are missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Response:

In response to the Staff’s comment, we confirm that we will file the referenced Exhibits in their entirety with Appleton’s next periodic report except that, with respect to the Stock Purchase Agreement filed as Exhibit 10.30, Appleton intends to rely on Item 601(b)(2) of Regulation S-K as follows:

10.30
Stock Purchase Agreement between Appleton Papers Inc. and NEX Performance Films Inc. dated as of July 2, 2010.  Incorporated by reference to Exhibit 2.1 to the Registrant’s current report on Form 8-K/A filed August 9, 2010 (exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K, but a copy will be furnished supplementally to the Securities and Exchange Commission upon request.)

In addition, in connection with responding to the Staff’s comments, we acknowledge the following:

•	Appleton is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Appleton may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or require any further additional information, please do not hesitate to contact Tami Van Straten, General Counsel and Secretary of Appleton, (920) 991-5122.

Sincerely,
/s/ Mark R. Richards
Mark R. Richards
President and Chief Executive Officer